SECURITI



21001509

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Pro~~cess~~52503j

SEC FILE NUMBER
8-52503j

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 2 6 2021

Washington, DC

REPORT FOR THE PERIOD BEGINNING **01/01/20** AND ENDING **12/31/20**

            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dash Financial Technologies LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 100

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Dalvano 610-329-9070

                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thronton LLP

(Name – *if individual, state last, first, middle name*)

171 N. Clark Street, suite 200	**Chicago**	**IL**	**60601**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Peter Maragos_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Dash Financial Technologies LLC_____ , as
of __December 31_____ , 20 __20____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Vikash Saunders
Notary Public, State of New York
Registration No. 02SA6401561
Commission Expires Dec. 9, 2023

Chief Executive Officer
_____
Title   .

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



GRANT THORNTON LLP
757 Third Avenue, 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Financial Technologies LLC

Opinion on the financial statements
We have audited the accompanying statement of financial condition of Dash Financial Technologies LLC (the "Company") as of December 31, 2020, and the related statements of income, changes in member's equity, changes in subordinated debt, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Dash Financial Technologies LLC
Statement of Financial Condition
As of December 31, 2020

Assets

Assets:

Cash and cash equivalents	$ 33,169,631
Cash segregated for the exclusive benefits of customers	895,201
Deposits with clearing organizations	2,815,925
Receivables and unbilled revenue from brokers and dealers, net of allowance of $437,636	11,142,676
Accounts receivable and unbilled revenue, net of allowance of $586,271	22,161,986
Fixed assets, net of accumulated depreciation of $6,645,782	3,516,633
Intangible assets, net of accumulated amortization of $47,486,098	49,119,970
Goodwill	60,148,288
Receivables from affiliates	80,714
Operating lease right-of-use asset	3,438,949
Other assets	1,223,418
Total assets	$ 187,713,391

Liabilities and member's equity

Liabilities:

Accounts payable and accrued expenses	$ 20,241,030
Accrued compensation and benefits	7,065,476
Deferred revenue	14,250
Operating lease right-of-use liability	3,949,933
Other liabilities	1,083,925
Total liabilities	32,354,614
Member's equity	155,358,777
Total liabilities and member's equity	$ 187,713,391

The accompanying notes are an integral part of these financial statements.

Dash Financial Technologies LLC
Notes to Financial Statements
December 31, 2020

1. Organization and Basis of Presentation

Dash Financial Technologies LLC (the "Company", "DFT") is a wholly owned subsidiary of DFT Intermediate LLC ("Intermediate"), DFT Acquisition LLC ("Acquisition"), DFT Intermediate Holdings, LLC ("Intermediate Holdings"), and DFT Acquisition Holdings, LLC ("Acquisition Holdings"). DFT is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Chicago Board Options Exchange ("CBOE") and various other options and equities exchanges in the United States. The Company is also a member of the National Futures Association and is registered as an independent Introducing Broker with the U.S. Commodity Futures Trading Commission ("CFTC"). The Company provides capital markets technology and execution services on an agency basis to its institutional, prime broker, hedge fund, financial intermediary and options exchange customers. The Company is a clearing member of the Options Clearing Corporation and the Depository Trust & Clearing Corporation.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB").

Recently Adopted Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments." This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model.

Under CECL, the allowance for expected credit losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. The Company adopted the standard effective January 1, 2020, resulting in no material impact on the company's financial statements. The Company assesses its expected credit losses based on historical experience, credit quality, age of balance, current conditions and forecasts that affect the collectability of the reported amount.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements, in conformity with U.S. GAAP, requires management to make certain estimates and assumptions. These estimates and assumptions are based on the best available information, but actual results could differ from those estimates.

Revenue Recognition

The revenue recognition guidance, ASC 606, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Options Routing Fees, Net

Option routing fees represent payments the Company receives for order flow from liquidity providers and rebates from exchanges based on exchange programs that exist when the Company's customers' orders are routed. The Company receives payments for order flow, in the normal course of business, for directing orders for trade execution. Payments for order flow are recorded on a trade-date basis. Rebates consist of volume discounts, credits or payments received from exchanges or other marketplaces related to the placement and/or removal of liquidity from the order flow in the marketplace. The performance obligation is satisfied when the orders are routed. Payments for order flow and rebates, of which some are passed on as concessions or rebates to certain clients based on the specifics of their arrangements, are recorded on an accrual basis when the performance obligation has been satisfied and are included net within option routing fees. The transaction price of the Company's services is based on contractually agreed upon rates.

Commissions

The Company executes trades on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission, or a ticket charge based on its contractual agreement with the customer. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Software Technology Fees

The Company provides certain option execution capabilities to its clients based on a Software-as-a-Service ("SaaS") model whereby its products are delivered through a fully hosted infrastructure. Software technology fee revenues, generated for the use of the Company's software products, is contractual and recognized at the point in time at which the customer is able to use and benefit from the license. For fixed-term software licensing fees, such fees are recognized as revenue on a straight-line basis over the term of the agreement.

Leases

The Company recognizes and measures its leases in accordance with ASC 842, Leases. The Company is a lessee in two non-cancellable operating leases, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments, using an appropriate discount rate.

The discount rate is the implicit rate in the lease if it is readily determinable. Otherwise, the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement or have immaterial monthly lease payment obligations, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We expense the cost associated with our short-term leases on a straight-line basis over the lease term through occupancy and equipment on the statement of income.

Brokerage, clearing, and exchange fees, net

In connection with the Company's option routing business, the Company incurs exchange fees. Some of these exchange fees are charged back to certain customers based on the specifics of each customers' arrangement. The exchange fees net of the charge back to customers are reported net in Brokerage, clearing, and exchange fees on the statement of income

Dash Financial Technologies LLC
Notes to Financial Statements (continued)

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash equivalents. These investments include demand deposits and money market accounts. The Company maintains its cash and cash equivalents in a checking and brokerage account at one bank, which at times may exceed the federally insured limit.

Cash Segregated for the Exclusive Benefits of Customers

Cash segregated in compliance with federal regulations includes cash deposited in a special bank account for the exclusive benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, as amended.

Deposits with Clearing Organizations

Deposits with clearing organizations consist of cash deposits with The Depository Trust & Clearing Corporation ("DTCC"), The National Securities Clearing Corporation ("NSCC"), The Options Clearing Corporation ("OCC"), and with its clearing brokerage firm, Merrill Lynch Pierce, Fenner & Smith Incorporated.

Accounts Receivable

Accounts receivable are stated at their net realizable value. Accounts receivable are presented on the statement of financial condition net of the allowance for expected credit losses. An allowance for expected credit losses is based on the Company's assessment of the collectability of unbilled revenue, receivables from brokers and dealers, and accounts receivable. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for expected credit losses.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, other restricted deposits and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Leasehold improvements are depreciated on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

Goodwill

Goodwill is not amortized but is reviewed for impairment on an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value.

Intangible Assets

Definite-lived intangible assets are amortized on a straight-line basis over their estimated useful life, which is between five and thirteen years from the date of the original acquisition and are also reviewed for impairment whenever changes in circumstances indicate impairment could exist. Identifiable intangible assets consist of customer relationships, developed software, acquired software, and trademarks. Refer to Note 7 for further details.

The Company capitalizes certain costs incurred in connection with developing or enhancing software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software, which is five years. The Company evaluates internally developed software for impairment whenever changes in circumstances indicate impairment could exist.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses primarily consist of payables to vendors and accruals for operating expenses where invoices have yet to be received.

Other Liabilities

Other liabilities primarily consist of payables for soft dollar arrangements for customers, commission sharing arrangements ("CSA") payables arising from commission fees shared with third-parties for introduced client's trade executions performed by the Company, and other miscellaneous liabilities.

Income Taxes

The Company is a single member limited liability company and, as such, is disregarded for federal, state and local income tax purposes. Pursuant to a tax sharing arrangement between Intermediate Holdings and the Company, all tax effects of the Company's income or loss are passed through to Intermediate Holdings. In addition, the Company is not liable for any material limited liability company taxes. Therefore, no provision or liability for federal, state and local income taxes is included in these financial statements.

As a partnership, Acquisition Holdings is generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes, such as New York City Unincorporated Business Taxes ("UBT"). Intermediate Holdings, as the taxpayer of record, is responsible for payment of taxes to New York City ("NYC") for Unincorporated Business Tax ("UBT"). For federal, state and other local income tax purposes, the

ultimate members of Acquisition Holdings are responsible for reporting their allocable share of the Company's income, gain, losses, deductions, and credits on their tax returns.

COVID-19

On March 11, 2020, the World Health Organization designated the spread of COVID-19 as a pandemic. As of the date of this report the COVID-19 pandemic continues to have a broad impact on commerce and financial markets throughout the world. While the current environment continues to evolve, there is uncertainty around the extent and duration of the pandemic. Due to the nature of our business, we have not experienced any material impact on our results for the year ended December 31, 2020.

3. Revenue from Contracts with Customers

The following table presents the Company's total revenues separated between revenue from contracts with customers and other sources of revenue:

	December 31, 2020
Revenue from contracts with customers:	
Options routing revenue	$ 161,050,880
Client concessions and rebates	(118,607,270)
Options routing fees, net	42,443,610
Commissions	46,387,736
Software technology fees	11,498,356
Total revenues from contracts with customers	100,329,702
Other income	146,000
	$100,475,702

See Note 2 – Significant Accounting Policies for information on the recognition of the Company's revenue from contracts with customers.

The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. When payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The following table presents the Company's total receivables from contracts with customers:

	December 31, 2020		
	Gross	Expected Credit Losses	Net
Receivables and unbilled revenue from brokers or dealers	$ 11,580,312	$ (437,636)	$ 11,142,676
Accounts receivable and unbilled revenue	22,748,257	(586,271)	22,161,986
	$ 34,328,569	$ (1,023,906)	$ 33,304,662

4. Financial Instruments

All financial instruments are measured and reported on a fair value basis. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy organized into three levels based upon the inputs used to measure the valuation of the financial instruments.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2020, the Company did not own any financial assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. Per the Company's accounting policies (Note 2), the carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

5. Receivables and Unbilled Revenue from Brokers and Dealers and Accounts Receivable and Unbilled Revenue

At December 31, 2020, accounts receivable and unbilled revenue from brokers and dealers include:

Broker-dealer receivables	$5,493,840
Broker-dealer unbilled revenue	5,648,836
Total receivables and unbilled revenue from brokers and dealers	$11,142,676

At December 31, 2020, accounts receivable and unbilled revenue include:

Accounts receivable	$20,331,471
Unbilled revenue	1,830,515
Total receivables and unbilled revenue from non-broker and dealers	$22,161,986

As of December 31, 2020, the allowance for expected credit losses included $437,636 for broker-dealer receivables and $586,271 for accounts receivable.

6. Fixed Assets

At December 31, 2020, fixed assets were comprised of:

	Acquisition Value	Accumulated Depreciation	Net Book Value
Computer hardware	$8,138,487	($5,439,317)	$2,699,170
Leasehold improvements	600,042	(320,389)	279,653
Purchased software	315,031	(271,149)	43,882
Furniture and equipment	1,108,855	(614,927)	493,928
Total	$10,162,415	($6,645,782)	$3,516,633

The depreciation expense for the year ended December 31, 2020 was $944,551.

7. Goodwill and Intangible Assets

The Company completed its annual evaluation, through a step zero analysis of goodwill as of December 31, 2020 and determined no impairment charge was required. Subsequent to December 31, 2020, no events have occurred that would indicate that the fair value of goodwill had fallen below its carrying value.

The following table summarizes the estimated useful life by intangible asset type:

	Estimated Useful Life
Customer relationships	8-13 years
Developed software	9 years
Internally developed software	5 years
Acquired software	3 years
Trademarks	5 years

The following table summarizes intangible assets as of December 31, 2020:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	$58,780,000	($29,460,768)	$29,319,232
Developed software	15,500,000	(6,601,852)	8,898,148
Internally developed software	20,609,401	(10,010,144)	10,599,257
Acquired software	416,667	(416,667)	-
Trademarks	1,300,000	(996,667)	303,333
Total	$96,606,068	($47,486,098)	$49,119,970

Aggregate amortization expense for the year ended December 31, 2020 was $7,547,080.

Estimated amortization expense for the years ending:

December 31, 2021	8,181,230
December 31, 2022	7,604,248
December 31, 2023	7,078,346
December 31, 2024	6,678,539
December 31, 2025	5,963,646
Thereafter	13,613,961
Total amortization expense	**$ 49,119,970**

The Company capitalized $5,214,810 of internally developed software costs in 2020. No events have occurred, or circumstances have changed that would indicate the fair value of any of the intangible assets is less than the carrying value.

8. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the Company's retirement savings plan. Under the plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit-sharing contributions to the plan. For the year ended December 31, 2020, the Company's retirement savings expense, recorded in compensation and benefits on the statement of income, was $281,305.

9. Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks. Five customers accounted for, in aggregate, approximately 11% of the accounts receivable balance at December 31, 2020.

10. Leases

The Company has operating leases primarily consisting of office space with remaining lease terms ranging from 1 year to 6 years, subject to certain renewal options as applicable. Current leases include our office spaces in New York and Chicago. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

There was no sublease rental income for the year ended December 31, 2020, the Company is not the lessor in any lease arrangement, and no related party transactions for lease arrangements have occurred.

Leases with an initial term of twelve months or less are not recorded on the statement of financial condition, and the Company does not separate lease and non-lease components of contracts. There are no material residual guarantees associated with any of the Company's leases. Payments under the lease agreements include fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

Our lease agreements do not provide an implicit borrowing rate. Therefore, the Company used a benchmark approach to derive an appropriate imputed discount rate. The Company benchmarked itself against other companies of similar credit ratings and comparable quality and derived an imputed rate, which was used in a portfolio approach to discount its real estate lease liabilities. There have been no changes to the Company's long-term lease agreements or borrowing capabilities that would result in a change to the incremental borrowing rate.

Operating lease right-of-use assets and operating lease right-of-use liabilities were recorded on the statement of financial condition as follows:

	As of December 31, 2020
Assets	
Operating lease right-of-use asset	3,438,949
Total operating lease right-of-use assets	3,438,949
Liabilities	
Operating lease right-of-use liabilities	3,949,933
Total operating lease right-of-use liabilities	3,949,933